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Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction
Verigy (Canada) Inc.	Canada
Verigy France	France
Verigy Germany GmbH	Germany
Verigy Italia S.r.l.	Italy
Verigy (Japan) K.K.	Japan
Verigy Korea Ltd.	Korea
Verigy (Malaysia) SDN. BHD.	Malaysia
Verigy (Netherlands) B.V.	Netherlands
Verigy (Singapore) Pte. Ltd.	Singapore
Verigy (US) Development Inc.	Delaware
Verigy US, Inc.	Delaware

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Subsidiaries of Registrant